UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-109667-04

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notificiation relates:

PART I - REGISTRANT INFORMATION

EVERGREEN HOLDINGS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

3850 THREE MILE LANE
Address of Principal Executive Office (Street and Number)

McMINNVILLE, OREGON  97128
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K,
[X]		Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

(Attach extra Sheets if Needed)

EXPLANATORY NOTE

The Registrant was unable to timely file its Quarterly Report on Form 10-Q. Specifically, the Registrant was unable, without unreasonable effort and expense, to obtain the required financial and other information necessary to complete the preparation of the Registrant's financial statements and disclosures for the fiscal quarter ended November 30, 2004.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John A. Irwin, Chief Financial Officer	503	472-9361 ext. 4711
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why the reasonable estimate of the results cannot be made.

        For the nine months ended November 30, 2004, the Registrant anticipates that it will report an increase in revenues and a net loss, as compared to the nine months ended November 30, 2003. The Registrant's 2004 interim net loss, as compared to the Registrant's 2003 interim net income, is due primarily to i) $3.5 million of non-operating expenses incurred during the nine months ended November 30, 2004 in conjunction with a refinancing of the Registrant's revolving line of credit and ii) a $4.1 million non-operating gain from insurance settlement proceeds that was recognized in the nine months ended November 30, 2003.

	For the Three Months		For the Nine Months
	Ended November 30,		Ended November 30,
	2004	2003	2004	2003

	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Total operating revenue	$154,606	$134,161	$426,407	$419,302
Net income (loss)	$98	$453	$(4,176)	$8,352

EVERGREEN HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 17, 2005	/s/ John A. Irwin John A. Irwin Chief Financial Officer

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